SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 1-7553

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investment Savings Plan for Employees of Knight-Ridder, Inc. and

Certain Subsidiaries

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knight-Ridder, Inc.

50 W. San Fernando Street, Suite 1500

San Jose, CA 95113

REQUIRED INFORMATION

1. Not applicable

2. Not applicable

3. Not applicable

4. The Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23 Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries

Date: June 24, 2004	By:	/s/ Carlos A. Abaunza
Carlos A. Abaunza
401(k) Plan Committee Member

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries

December 31, 2003 and 2002, and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Financial Statements

and Supplemental Schedules

December 31, 2003 and 2002, and

for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Investment Savings Plan for Employees of Knight-Ridder, Inc and Certain Subsidiaries as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Vanguard Fiduciary Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2002 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2002. The form and content of the information included in the 2002 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and changes in its net assets available for benefits for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2003, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2003, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

April 22, 2004

San Jose, California

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$691,097,514	$531,061,594

Receivables:
Employer contributions	522,507	589,674
Participant contributions	2,038,105	3,020,473

Total receivables	2,560,612	3,610,147

Net assets available for benefits	$693,658,126	$534,671,741

See accompanying notes.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Net appreciation in fair value of investments	$118,750,421
Interest and dividend income	12,210,279

Contributions:
Employer	12,500,029
Participants	48,742,585

Total contributions	61,242,614

Total additions	192,203,314

Deductions
Benefits paid to participants	33,297,751

Total deductions	33,297,751

Net transfers from other plans	80,822

Net increase	158,986,385

Net assets available for benefits:
Beginning of year	534,671,741

End of year	$693,658,126

See accompanying notes.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Knight-Ridder, Inc. (the “Company”) and its affiliates. An eligible employee (as defined in the Plan) may participate in the Plan (i) after completing one year of service and working at least 1,000 hours during the first twelve months of employment or during any later plan year or, (ii) earlier, upon contributing to the Plan substantially all of a vested lump sum benefit earned under a qualified retirement plan maintained by a previous employer.

The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”), and includes a qualified cash or deferred arrangement as defined in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of ERISA.

The Company and participating affiliates are members of the Knight-Ridder, Inc. (“KRI”) consolidated group.

Contributions

Subject to statutory limits, participants in the Plan may elect to contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Participants may also contribute up to 20% of their eligible compensation on an after-tax basis. In addition, participants may make qualified rollover contributions to the Plan from other qualified defined contribution or defined benefit plans. The Company generally makes matching contributions of 50% of the first 6% of compensation that a participant contributes to the Plan per pay period.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

Certain employee groups earn matching contributions under alternative provisions as approved by the Plan’s administrative committee, including no match in certain cases. The matching contributions made by the Company are invested in the KRI Common Stock Fund, which invests primarily in shares of KRI common stock. In some cases, the Company makes contributions other than matching contributions. Details of these provisions are available in the plan document.

Effective July 1, 2003, participants are allowed to direct their contributions into any of the Plan’s investment fund options, including the KRI Common Stock Fund. They are also allowed to immediately redirect employer contributions from the KRI Common Stock Fund into any of the Plan’s other investment options. Prior to July 1, 2003, participants could direct the investment of their contributions into any of the Plan’s investment fund options, with the exception of the KRI Common Stock Fund.

Contributions into The Walt Disney Company Common Stock Fund, which invests primarily in shares of Walt Disney Company common stock, are no longer permitted; however, participants can redirect monies out of this fund.

Investment Options

Participants may elect to contribute to any of the following sixteen funds:

•	Vanguard Prime Money Market Fund

•	Vanguard Retirement Savings Trust

•	Vanguard Total Bond Market Index Fund

•	Vanguard Long-Term Corporate Fund

•	Vanguard Wellington Fund

•	Vanguard 500 Index Fund

•	Vanguard LifeStrategy Income Fund

•	Vanguard LifeStrategy Conservative Growth Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	Vanguard LifeStrategy Growth Fund

•	Vanguard Windsor Fund

•	Vanguard Morgan Growth Fund

•	Vanguard Mid-Cap Index Fund

•	Vanguard Explorer Fund

•	Vanguard International Growth Fund

•	Knight-Ridder, Inc. Common Stock Fund

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions and reflects an allocation (based on participant account balances) of (i) Company matching contributions and (ii) earnings and losses of each fund in which a participant elects to contribute. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in Company matching contributions is based on years of service. Participants generally become 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service, and 100% vested after five years of service. More rapid vesting applies to a participant who is or was an employee of Knight Ridder Digital, a wholly owned subsidiary of the Company.

Participants forfeit non-vested Company matching contributions and earnings upon termination of employment. All amounts forfeited are used to first restore non-vested account balances for currently rehired former participants, if any, and then to reduce future Company matching contributions.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates. Loan terms may not exceed five years unless the loan is used to purchase the participant’s primary residence, in which case repayment must be made within 15 years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On or after termination of service, participants may elect a lump-sum distribution of the vested interest in their account. Distributions to employees are limited to the distribution of after-tax contributions and earnings, distribution after age 59½, or when certain hardship criteria are met.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting, and other administrative services may be paid directly by the Company, or at the Company’s discretion, may be paid in whole or in part from plan assets. During 2003, substantially all expenses were paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to amend the plan document to discontinue future matching contributions or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of common stock is based on the New York Stock Exchange quoted closing value on the last business day of the plan year. The fair value of the investment in the common/collective trust fund is based on the quoted redemption value on the last business day of the plan year. The money market account is valued on the basis of historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All investment information disclosed in the accompanying financial statements at December 31, 2002 was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Vanguard Fiduciary Trust Company, the trustee.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$90,805,741
Common stocks	27,944,680

$118,750,421

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Vanguard 500 Index Fund	$107,238,780	$75,142,093
Vanguard Explorer Fund	35,701,484	**
Vanguard Long-Term Corporate Fund	**	32,254,913
Vanguard Wellington Fund	57,770,680	44,190,306
Vanguard Windsor Fund	153,509,929	111,398,822
Vanguard Prime Money Market Fund	38,737,031	39,121,736
Knight-Ridder, Inc. common stock*	139,086,156	115,824,176

*	Nonparticipant-directed at December 31, 2002.
**	Fair value of this investment fund was below 5% of the fair value of the Plan’s net assets at the respective year end.

4. Nonparticipant-Directed Investments

The Plan’s investment in KRI common stock was nonparticipant-directed at December 31, 2002 and was valued at $115,824,176.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Notes to Financial Statements (continued)

Information about the significant components of the changes in net nonparticipant-directed assets is as follows:

Balance of nonparticipant-directed assets at December 31, 2002	$115,824,176

Changes in nonparticipant-directed assets:
Contributions	12,426,791
Interest and dividends	1,975,002
Net appreciation in fair value of investments	25,980,711
Benefits paid to participants	(6,095,738)
Net transfers to loan account	(1,071,583)
Transfers to other plan accounts, including forfeitures	(9,953,203)
Transfers to participant-directed investments	(139,086,156)

(115,824,176)

Balance of nonparticipant-directed assets at December 31, 2003	$0

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. Related Party and Party-in-Interest Transactions

The Plan invests in KRI common stock. As the Company is a member of the KRI consolidated group, these investments constitute party-in-interest transactions. Purchases and sales of KRI common stock for the year ended December 31, 2003, totaled $20,848,180 and $23,406,096, respectively.

Supplemental Schedules

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

EIN# 38-0723657, Plan #022

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(e) Current value
*	Vanguard Fiduciary Trust Company:
	Mutual funds:
	500 Index Fund	1,044,500 shares	$107,238,780
	Explorer Fund	544,064 shares	35,701,484
	International Growth Fund	1,141,631 shares	18,414,513
	LifeStrategy Conservative Growth Fund	157,161 shares	2,285,120
	LifeStrategy Growth Fund	299,199 shares	5,433,457
	LifeStrategy Income Fund	163,010 shares	2,151,726
	LifeStrategy Moderate Growth Fund	239,053 shares	3,970,663
	Long-Term Corporate Fund	3,715,019 shares	34,438,223
	Mid-Cap Index Fund	948,834 shares	12,458,185
	Morgan Growth Fund	789,240 shares	11,735,994
	Total Bond Market Index Fund	776,702 shares	8,007,799
	Wellington Fund	2,005,230 shares	57,770,680
	Windsor Fund	9,440,955 shares	153,509,929

	Common/collective trust fund:
	Vanguard Retirement Savings Trust	29,202,412 shares	29,202,412

	Money market fund:
	Prime Money Market Fund	38,737,031 shares	38,737,031

*	Knight-Ridder, Inc. common stock	1,797,676 shares	139,086,156

	The Walt Disney Company common stock	297,946 shares	6,951,070

*	Participant loans	Interest rates ranging from 4.0% to 10.5%, maturing through 2018	24,004,292

	Total investments		$691,097,514

*	Indicates a party-in-interest.

Column	(d), cost, has been omitted, as all investments are participant-directed.

Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN# 38-0723657, Plan #022

Year ended December 31, 2003

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Category (iii) – Series of transactions in excess of 5% of the Plan assets:

Knight-Ridder, Inc.	Common stock
	Purchases	$20,848,180	$—	$20,848,180	$20,848,180	$—
	Sales	—	23,406,096	16,814,872	23,406,096	6,591,224

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2003.

Columns (e) and (f) have not been presented, as this information is not applicable.